UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 2, 2016

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2016 Report of UBS AG, which appears immediately following this page.

UBS AG

Third quarter 2016  report

3	Introduction

1.	Risk and capital management
8	Risk management and control
9	Capital management

2.	Consolidated financial statements
15	UBS AG interim consolidated financial statements (unaudited)

3.	UBS AG (standalone) financial and regulatory information
59	UBS AG (standalone) financial information
61	UBS AG (standalone) regulatory information

Appendix
64	Cautionary statement

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Corporate calendar UBS AG

Publication dates of quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

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Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2016. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2016 report

UBS AG (consolidated) key figures

UBS AG (consolidated) key figures
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15

Results
Operating income	7,049	7,399	6,771	7,189	21,303	23,834
Operating expenses	6,161	5,942	6,543	6,401	17,979	18,655
Operating profit / (loss) before tax	888	1,457	228	788	3,324	5,179
Net profit / (loss) attributable to shareholders	846	1,009	950	2,083	2,568	5,285

Key performance indicators¹
Profitability
Return on tangible equity (%)	7.4	8.6	8.1	18.1	7.3	15.4
Return on assets, gross (%)	2.9	3.0	2.8	3.0	2.9	3.2
Cost / income ratio (%)	87.3	80.2	95.8	88.7	84.3	78.1
Growth
Net profit growth (%)	(59.4)	(14.3)	6.4	173.4	(51.4)	102.6
Net new money growth for combined wealth management businesses (%)²	2.1	1.7	2.9	0.8	3.2	2.0
Resources
Common equity tier 1 capital ratio (fully applied, %)³	14.8	15.0	15.4	15.3	14.8	15.3
Going concern leverage ratio (phase-in, %)⁴	5.7				5.7

Additional information
Profitability
Return on equity (RoE) (%)	6.3	7.4	6.9	15.7	6.3	13.3
Return on risk-weighted assets, gross (%)⁵	13.1	13.8	12.8	13.5	13.3	14.8
Resources
Total assets	935,683	990,135	943,256	981,891	935,683	981,891
Equity attributable to shareholders	53,556	53,353	55,248	54,126	53,556	54,126
Common equity tier 1 capital (fully applied)³	32,110	32,184	32,042	33,183	32,110	33,183
Common equity tier 1 capital (phase-in)³	38,994	38,913	41,516	40,581	38,994	40,581
Risk-weighted assets (fully applied)³	217,297	214,210	208,186	217,472	217,297	217,472
Common equity tier 1 capital ratio (phase-in, %)³	17.7	17.9	19.5	18.3	17.7	18.3
Going concern capital ratio (fully applied, %)⁴	16.5				16.5
Going concern capital ratio (phase-in, %)⁴	23.0				23.0
Common equity tier 1 leverage ratio (fully applied, %)⁶	3.7	3.6	3.6	3.5	3.7	3.5
Going concern leverage ratio (fully applied, %)⁴	4.1				4.1
Leverage ratio denominator (fully applied)⁶	877,926	899,075	898,251	949,548	877,926	949,548
Other
Invested assets (CHF billion)⁷	2,747	2,677	2,689	2,577	2,747	2,577
Personnel (full-time equivalents)⁸	57,012	57,387	58,131	58,502	57,012	58,502

1 Refer to the "Measurement of performance" section of our Annual Report 2015.    2 Based on adjusted net new money, which excludes the negative effect on net new money (third quarter of 2015: CHF 3.3 billion, second quarter of 2015: CHF 6.6 billion) in Wealth Management from our balance sheet and capital optimization program.    3 Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRBs). Refer to the “Capital management” section of the UBS Group third quarter 2016 report for more information    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the "UBS AG key figures" table in our previous quarterly reports for more information on total capital ratios and leverage ratios under the former Swiss SRB framework.    5 Based on fully applied risk-weighted assets.    6 Calculated in accordance with Swiss SRB rules. Refer to the “Capital management” section of the UBS Group third quarter 2016 report for more information. From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules. Figures for periods prior to 31 December 2015 are calculated in accordance with former Swiss SRB rules and are therefore not fully comparable.    7 Includes invested assets for Personal & Corporate Banking.    8 As of 30 September 2016, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,914; Wealth Management Americas: 13,574; Personal & Corporate Banking: 5,124; Asset Management: 2,326; Investment Bank: 4,917; CC – Services: 20,956; CC – Group ALM: 137; CC – Non-core and Legacy Portfolio: 65.

Introduction

Structure of this report

Following the establishment of UBS Group AG as the holding company for the UBS Group and the parent company of UBS AG, UBS Group AG is the primary financial reporting entity for the UBS Group. 100% of UBS AG’s issued shares are held by UBS Group AG, and UBS AG's shares are no longer publicly traded following delisting from the New York Stock Exchange and SIX Swiss Exchange in 2015. Financial information for UBS AG (consolidated) does not differ materially from that for UBS Group AG (consolidated).

This report includes risk and capital management information for UBS AG (consolidated), the interim consolidated financial statements of UBS AG for the quarter ended 30 September 2016, as well as selected financial and regulatory information for UBS AG (standalone).

→   Refer to the UBS Group third quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG (consolidated) and UBS AG (consolidated).

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG, but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Total equity of UBS Group AG (consolidated) was lower than total equity of UBS AG (consolidated) as of 30 September 2016, primarily related to employee share-based compensation awards.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests (NCI), while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Refer to the "Capital management" section of this report for more information on differences in regulatory capital between UBS Group AG (consolidated) and UBS AG (consolidated).

Introduction

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.9.16
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,029	7,049	(20)
Operating expenses	6,152	6,161	(9)
Operating profit / (loss) before tax	877	888	(11)
of which: Wealth Management	504	502	2
of which: Wealth Management Americas	320	313	7
of which: Personal & Corporate Banking	453	454	(1)
of which: Asset Management	104	104	0
of which: Investment Bank	161	155	6
of which: Corporate Center	(665)	(640)	(25)
of which: Services	(218)	(216)	(2)
of which: Group ALM	30	53	(23)
of which: Non-core and Legacy Portfolio	(477)	(476)	(1)
Net profit / (loss)	829	847	(18)
of which: net profit / (loss) attributable to shareholders	827	846	(19)
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	(637)	(638)	1
of which: attributable to shareholders	(643)	(643)	0
of which: attributable to preferred noteholders		4	(4)
of which: attributable to non-controlling interests	5	1	4
Total comprehensive income	191	210	(19)
of which: attributable to shareholders	184	203	(19)
of which: attributable to preferred noteholders		4	(4)
of which: attributable to non-controlling interests	7	3	4

Balance sheet
Total assets	935,206	935,683	(477)
Total liabilities	881,213	881,433	(220)
Total equity	53,993	54,250	(257)
of which: equity attributable to shareholders	53,300	53,556	(256)
of which: equity attributable to preferred noteholders		654	(654)
of which: equity attributable to non-controlling interests	693	40	653

Capital information
Common equity tier 1 capital (fully applied)	30,254	32,110	(1,856)
Common equity tier 1 capital (phase-in)	37,207	38,994	(1,787)
Going concern loss-absorbing additional tier 1 capital (fully applied)¹	8,749	3,776	4,973
Going concern tier 2 capital (phase-in)¹	11,216	10,332	884
Going concern capital (fully applied)¹	39,003	35,885	3,118
Risk-weighted assets (fully applied)	216,830	217,297	(467)
Common equity tier 1 capital ratio (fully applied, %)	14.0	14.8	(0.8)
Common equity tier 1 capital ratio (phase-in, %)	16.9	17.7	(0.8)
Going concern capital ratio (fully applied, %)¹	18.0	16.5	1.5
Leverage ratio denominator (fully applied)	877,313	877,926	(613)
Going concern leverage ratio (fully applied, %)¹	4.4	4.1	0.3

1 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the "Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)" table in our previous quarterly reports for more information on total capital ratios and leverage ratios under the former Swiss SRB framework.

As of or for the quarter ended 30.6.16			As of or for the quarter ended 31.12.15
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,404	7,399	5	6,775	6,771	4
5,915	5,942	(27)	6,541	6,543	(2)
1,489	1,457	32	234	228	6
518	514	4	344	342	2
237	225	12	14	8	6
534	533	1	355	356	(1)
114	113	1	171	171	0
284	267	17	80	83	(3)
(198)	(195)	(3)	(729)	(732)	3
(113)	(109)	(4)	(345)	(349)	4
44	42	2	(56)	(54)	(2)
(129)	(128)	(1)	(329)	(329)	0
1,113	1,088	25	950	951	(1)
1,034	1,009	25	949	950	(1)
	78	(78)		0	0
79	1	78	1	1	0

445	446	(1)	214	214	0
117	118	(1)	177	177	0
	328	(328)		35	(35)
329	0	329	37	2	35
1,558	1,535	23	1,164	1,165	(1)
1,151	1,127	24	1,126	1,126	0
	406	(406)		35	(35)
407	1	406	38	3	35

989,397	990,135	(738)	942,819	943,256	(437)
935,835	936,096	(261)	885,511	886,013	(502)
53,562	54,039	(477)	57,308	57,243	65
52,876	53,353	(477)	55,313	55,248	65
	649	(649)		1,954	(1,954)
686	37	649	1,995	41	1,954

30,264	32,184	(1,920)	30,044	32,042	(1,998)
37,064	38,913	(1,849)	40,378	41,516	(1,138)

213,840	214,210	(370)	207,530	208,186	(656)
14.2	15.0	(0.8)	14.5	15.4	(0.9)
17.1	17.9	(0.8)	19.0	19.5	(0.5)

898,195	899,075	(880)	897,607	898,251	(644)

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) does not differ materially from that of UBS Group AG (consolidated), and risk information provided in the UBS Group third quarter 2016 report is equally applicable to UBS AG (consolidated).

The credit risk profile of UBS AG (consolidated) differs from that of UBS Group AG (consolidated) primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG (consolidated) as of 30 September 2016 was CHF 0.7 billion or 0.2% higher than the exposure of UBS Group, compared with CHF 0.9 billion or 0.2% as of 30 June 2016.

→   Refer to the "Risk management and control" section of the UBS Group third quarter 2016 report in “Quarterly reporting” at www.ubs.com/investors  for more information

Capital management

UBS is considered a systemically relevant bank (SRB) under Swiss banking law and both UBS Group AG and UBS AG are, on a consolidated basis, required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Basel III framework came into effect in Switzerland on 1 January 2013. In May 2016, the Swiss Federal Council adopted amendments to the too big to fail (TBTF) provisions, based on the cornerstones announced by the Swiss Federal Council in October 2015. The revised Capital Adequacy Ordinance forms the basis of a revised Swiss SRB framework, which became effective on 1 July 2016. The Swiss SRB framework and requirements applicable to UBS AG (consolidated) are consistent with those applicable to UBS Group AG (consolidated). Therefore, disclosures in this section focus on information in accordance with the Swiss SRB framework.

In this section, we disclose UBS AG (consolidated) loss-absorbing capacity, risk-weighted assets information and leverage ratio, and differences between UBS Group AG (consolidated) and UBS AG (consolidated) as of 30 September 2016. Corresponding information for UBS Group AG (consolidated) is provided in the UBS Group third quarter 2016 report.

Information on capital and leverage ratio as of 30 June 2016 was prepared under the former Swiss SRB framework and is not fully comparable. It is not included in this report and is provided in the UBS AG second quarter 2016 report.

→   Refer to the UBS Group third quarter 2016 report under “Quarterly reporting” at www.ubs.com/investors, for more information

Capital management

Going and gone concern requirements and information

As of 30 September 2016, the going concern capital and leverage ratio requirements including transitional arrangements (phase-in) for UBS AG (consolidated) were 10.94% and 3.0%, respectively. The gone concern requirements on a phase-in basis were 3.5% for the RWA-based requirement and 1.0% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB including transitional arrangements (phase-in)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	8.32	17.71	18,308	38,994	2.30	4.42	20,292	38,994
Maximum high-trigger loss-absorbing additional tier 1 capital²	2.63	5.25	5,779	11,559	0.70	1.31	6,176	11,559
of which: high-trigger loss-absorbing additional tier 1 capital		0.56		1,227		0.14		1,227
of which: low-trigger loss-absorbing tier 2 capital		4.69		10,332		1.17		10,332
Total going concern	10.94³	22.96	24,088	50,552	3.00⁴	5.73	26,468	50,552
Base gone concern requirement	3.50	7.78	7,706	17,124	1.00	1.94	8,823	17,124
Total gone concern	3.50	7.78	7,706	17,124	1.00	1.94	8,823	17,124
Total loss-absorbing capacity	14.44	30.74	31,794	67,676	4.00	7.67	35,290	67,676

	Swiss SRB as of 1.1.20 (fully applied)
As of 30.9.16	Risk-weighted assets				Leverage ratio denominator
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.19	14.78	22,144	32,110	3.50	3.66	30,727	32,110
Maximum high-trigger loss-absorbing additional tier 1 capital	4.30	1.74	9,344	3,776	1.50	0.43	13,169	3,776
of which: high-trigger loss-absorbing additional tier 1 capital		1.74		3,776		0.43		3,776
Total going concern	14.49⁵	16.51	31,487	35,885	5.00⁶	4.09	43,896	35,885
Base gone concern requirement including applicable add-ons	14.30	12.63	31,073	27,455	5.00	3.13	43,896	27,455
Total gone concern	14.30	12.63	31,073	27,455	5.00	3.13	43,896	27,455
Total loss-absorbing capacity	28.79	29.15	62,561	63,341	10.00	7.21	87,793	63,341

1 This table does not include the effect of any potential rebate.    2 High-trigger loss-absorbing additional tier 1 capital was partly offset by required deductions for goodwill. Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules for the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of their maturity or first call date or 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 2.94%, including the effect of countercyclical buffers of 0.19%.    4 Consists of a minimum leverage ratio requirement of 3%.    5 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.49%, including the effect of countercyclical buffers of 0.19% and applicable add-ons of 1.44%.    6 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Swiss SRB loss absorbing capacity

As of 30 September 2016, fully applied going concern capital of UBS AG (consolidated) was CHF 3.1 billion lower than for UBS Group AG (consolidated), reflecting CHF 5.0 billion lower additional tier 1 (AT1) capital, partly offset by CHF 1.9 billion higher common equity tier 1 (CET1) capital. The fully applied gone concern loss-absorbing capacity was CHF 0.7 billion lower, due to lower tier 2 capital.

The difference of CHF 1.9 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected at the UBS Group AG level.

The difference of CHF 5.0 billion in AT1 capital on a fully applied basis relates to AT1 capital notes issued at the UBS Group AG level, as well as CHF 1.0 billion of high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014 and 2015.

The difference of CHF 0.7 billion in tier 2 capital relates to high-trigger loss-absorbing capital, in the form of 2012 and 2013 DCCP awards, held at UBS Group AG level.

Differences in capital between UBS Group AG (consolidated) and UBS AG (consolidated) related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

Capital management

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 30.9.16	Swiss SRB including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital	37,207	38,994	(1,787)	30,254	32,110	(1,856)
High-trigger loss-absorbing additional tier 1 capital	6,200¹	1,227²	4,973	6,356	3,776	2,580
Low-trigger loss-absorbing additional tier 1 capital	0¹		0	2,392		2,392
Total loss-absorbing additional tier 1 capital	6,200	1,227	4,973	8,749	3,776	4,973
Total tier 1 capital	43,407	40,221	3,186	39,003	35,885	3,118
High-trigger loss-absorbing tier 2 capital	884		884
Low-trigger loss-absorbing tier 2 capital	10,332	10,332	0
Total tier 2 capital	11,216	10,332	884
Total going concern capital	54,623	50,552	4,071	39,003	35,885	3,118

Gone concern loss-absorbing capacity
Phase-out hybrid tier 1 capital	654	654	0	654	654	0
Total tier 1 capital	654	654	0	654	654	0
High-trigger loss-absorbing tier 2 capital				674		674
Low-trigger loss-absorbing tier 2 capital				10,332	10,332	0
Phase-out tier 2 capital	772	772	0	772	772	0
Total tier 2 capital	772	772	0	11,777	11,104	673
TLAC-eligible senior unsecured debt	15,698	15,698	0	15,698	15,698	0
Total gone concern loss-absorbing capacity	17,124	17,124	0	28,129	27,455	674

Total loss-absorbing capacity
Total loss-absorbing capacity	71,747	67,676	4,071	67,132	63,341	3,791

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	219,876	220,171	(295)	216,830	217,297	(467)
Leverage ratio denominator	881,717	882,261	(544)	877,313	877,926	(613)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	24.8	23.0	1.8	18.0	16.5	1.5
of which: common equity tier 1 capital ratio	16.9	17.7	(0.8)	14.0	14.8	(0.8)
Gone concern loss-absorbing capacity ratio	7.8	7.8	0.0	13.0	12.6	0.4
Total loss-absorbing capacity ratio	32.6	30.7	1.9	31.0	29.1	1.9

Leverage ratios (%)
Going concern leverage ratio	6.2	5.7	0.5	4.4	4.1	0.3
of which: common equity tier 1 leverage ratio	4.2	4.4	(0.2)	3.4	3.7	(0.3)
Gone concern leverage ratio	1.9	1.9	0.0	3.2	3.1	0.1
Total loss-absorbing capacity leverage ratio	8.1	7.7	0.4	7.7	7.2	0.5

1 High-trigger loss-absorbing additional tier 1 capital of CHF 6,356 million and low-trigger loss-absorbing additional tier 1 capital of CHF 2,392 million were partly offset by required deductions for goodwill of CHF 2,548 million.    2 High-trigger loss-absorbing additional tier 1 capital of CHF 3,776 million was partly offset by required deductions for goodwill of CHF 2,548 million.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 30.9.16	Swiss SRB including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	53,993	54,250	(257)	53,993	54,250	(257)
Equity attributable to preferred noteholders and non-controlling interests	(693)	(693)	0	(693)	(693)	0
Defined benefit plans	(215)	(215)	0	(359)	(359)	0
Deferred tax assets recognized for tax loss carry-forwards	(4,650)	(4,650)	0	(7,750)	(7,750)	0
Deferred tax assets on temporary differences, excess over threshold	(872)	(769)	(103)	(2,033)	(1,861)	(172)
Goodwill, net of tax	(3,823)	(3,823)	0	(6,371)	(6,371)	0
Intangible assets, net of tax	(253)	(253)	0	(253)	(253)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,005)	(2,005)	0	(2,005)	(2,005)	0
Compensation- and own shares-related capital components	(1,404)		(1,404)	(1,404)		(1,404)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(333)	(333)	0	(333)	(333)	0
Unrealized gains related to financial assets available for sale, net of tax	(351)	(351)	0	(351)	(351)	0
Prudential valuation adjustments	(89)	(89)	0	(89)	(89)	0
Consolidation scope	(127)	(127)	0	(127)	(127)	0
Other	(1,969)	(1,947)	(22)	(1,969)	(1,947)	(22)
Total common equity tier 1 capital	37,207	38,994	(1,787)	30,254	32,110	(1,856)

Capital management

Leverage ratio information

The leverage ratio framework for UBS AG (consolidated) is consistent with that of UBS Group AG (consolidated).

As of 30 September 2016, the going concern leverage ratio of UBS AG (consolidated) was 0.3 percentage points lower than that of UBS Group AG (consolidated) on a fully applied basis, mainly as the going concern capital of UBS AG (consolidated) was CHF 3.1 billion lower.

Swiss SRB leverage ratio (UBS Group AG vs UBS AG consolidated)
As of 30.9.16	Swiss SRB including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Leverage ratio denominator (CHF billion)
Total IFRS assets	935.2	935.7	(0.5)	935.2	935.7	(0.5)
Difference between IFRS and regulatory scope of consolidation¹	(15.5)	(15.6)	0.1	(15.5)	(15.6)	0.1
Less derivative exposures and SFTs²	(282.5)	(282.5)	0.0	(282.5)	(282.5)	0.0
On-balance sheet exposures (excluding derivative exposures and SFTs)	637.2	637.6	(0.4)	637.2	637.6	(0.4)
Derivative exposures	109.4	109.4	0.0	109.4	109.4	0.0
Securities financing transactions	112.2	112.2	0.0	112.2	112.2	0.0
Off-balance sheet items	36.0	36.0	0.0	36.0	36.0	0.0
Items deducted from Swiss SRB tier 1 capital	(13.1)	(13.0)	(0.1)	(17.5)	(17.3)	(0.2)
Total exposures (leverage ratio denominator)	881.7	882.3	(0.6)	877.3	877.9	(0.6)

Loss-absorbing capacity (CHF million)
Going concern capital	54,623	50,552	4,071	39,003	35,885	3,118
of which common equity tier 1 capital	37,207	38,994	(1,787)	30,254	32,110	(1,856)
Gone concern loss-absorbing capacity	17,124	17,124	0	28,129	27,455	674
Total loss-absorbing capacity	71,747	67,676	4,071	67,132	63,341	3,791

Leverage ratios (%)
Going concern leverage ratio	6.2	5.7	0.5	4.4	4.1	0.3
of which: common equity tier 1 leverage ratio	4.2	4.4	(0.2)	3.4	3.7	(0.3)
Gone concern leverage ratio	1.9	1.9	0.0	3.2	3.1	0.1
Total loss-absorbing capacity leverage ratio	8.1	7.7	0.4	7.7	7.2	0.5

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

17	Income statement
18	Statement of comprehensive income
20	Balance sheet
22	Statement of changes in equity
24	Statement of cash flows

26	1 Basis of accounting
26	2 Segment reporting
28	3 Net interest and trading income
29	4 Net fee and commission income
30	5 Other income
31	6 Personnel expenses
31	7 General and administrative expenses
31	8 Income taxes
32	9 Fair value measurement
42	10 Derivative instruments
43	11 Other assets and liabilities
44	12 Financial liabilities designated at fair value
44	13 Debt issued held at amortized cost
45	14 Provisions and contingent liabilities
54	15 Guarantees, commitments and forward starting transactions
55	16 Changes in organization and disposals
56	17 Currency translation rates

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million	Note	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Interest income	3	3,305	3,548	3,235	(7)	2	10,258	9,818
Interest expense	3	(1,538)	(2,390)	(1,391)	(36)	11	(5,626)	(4,844)
Net interest income	3	1,767	1,157	1,844	53	(4)	4,633	4,973
Credit loss (expense) / recovery		(4)	(7)	(28)	(43)	(86)	(13)	(58)
Net interest income after credit loss expense		1,763	1,151	1,816	53	(3)	4,619	4,916
Net fee and commission income	4	4,075	4,087	4,132	0	(1)	12,283	12,964
Net trading income	3	1,099	1,891	1,062	(42)	3	4,001	4,802
Other income	5	113	270	180	(58)	(37)	401	1,152
Total operating income		7,049	7,399	7,189	(5)	(2)	21,303	23,834
Personnel expenses	6	3,907	3,953	3,835	(1)	2	11,759	12,131
General and administrative expenses	7	1,985	1,727	2,311	15	(14)	5,423	5,781
Depreciation and impairment of property, equipment and software		246	239	230	3	7	727	659
Amortization and impairment of intangible assets		23	24	25	(4)	(8)	70	84
Total operating expenses		6,161	5,942	6,401	4	(4)	17,979	18,655
Operating profit / (loss) before tax		888	1,457	788	(39)	13	3,324	5,179
Tax expense / (benefit)	8	41	369	(1,297)	(89)		675	(185)
Net profit / (loss)		847	1,088	2,085	(22)	(59)	2,649	5,364
Net profit / (loss) attributable to preferred noteholders		0	78	1	(100)	(100)	78	77
Net profit / (loss) attributable to non-controlling interests		1	1	1	0	0	3	2
Net profit / (loss) attributable to shareholders		846	1,009	2,083	(16)	(59)	2,568	5,285

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15

Comprehensive income attributable to shareholders
Net profit / (loss)	846	1,009	2,083	2,568	5,285

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(172)	311	837	(814)	(744)
Foreign exchange amounts reclassified to the income statement from equity	4	26	27	153	25
Income tax relating to foreign currency translation movements	107	(2)	(5)	110	2
Subtotal foreign currency translation, net of tax	(61)	335	859	(552)	(718)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	6	116	136	375	254
Impairment charges reclassified to the income statement from equity	1	3	0	4	0
Realized gains reclassified to the income statement from equity	(18)	(166)	(67)	(273)	(274)
Realized losses reclassified to the income statement from equity	0	5	9	19	32
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	(9)	3	(17)	(53)	(18)
Subtotal financial assets available for sale, net of tax	(21)	(39)	62	72	(5)
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(175)	502	867	1,270	711
Net (gains) / losses reclassified to the income statement from equity	(235)	(274)	(327)	(812)	(837)
Income tax relating to cash flow hedges	84	(47)	(109)	(90)	27
Subtotal cash flow hedges, net of tax	(326)	181	430	367	(100)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(408)	476	1,351	(113)	(823)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(186)	(198)	(35)	(575)	119
Income tax relating to defined benefit plans	(23)	(4)	(2)	(16)	(18)
Subtotal defined benefit plans, net of tax	(209)	(202)	(37)	(590)	101
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(30)	(173)	0	(135)	0
Income tax relating to own credit on financial liabilities designated at fair value	4	16	0	5	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(25)	(157)	0	(130)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(235)	(359)	(37)	(720)	101

Total other comprehensive income	(643)	118	1,314	(833)	(721)
Total comprehensive income attributable to shareholders	203	1,127	3,397	1,735	4,563

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	78	1	78	77

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	4	328	79	283	(94)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	4	328	79	283	(94)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	4	328	79	283	(94)
Total comprehensive income attributable to preferred noteholders	4	406	80	361	(17)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	1	1	3	2

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	1	0	0	1	(4)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	1	0	0	1	(4)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	1	0	0	1	(4)
Total comprehensive income attributable to non-controlling interests	3	1	1	4	(2)

Total comprehensive income
Net profit / (loss)	847	1,088	2,085	2,649	5,364
Other comprehensive income	(638)	446	1,393	(549)	(819)
of which: other comprehensive income that may be reclassified to the income statement	(408)	476	1,351	(113)	(823)
of which: other comprehensive income that will not be reclassified to the income statement	(229)	(30)	42	(437)	3
Total comprehensive income	210	1,535	3,478	2,100	4,544

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15

Assets
Cash and balances with central banks		94,680	94,246	91,306	0	4
Due from banks		15,031	12,870	11,866	17	27
Loans		305,837	307,860	312,723	(1)	(2)
Cash collateral on securities borrowed		18,277	29,367	25,584	(38)	(29)
Reverse repurchase agreements		69,999	73,289	67,893	(4)	3
Trading portfolio assets	9	105,493	101,364	124,047	4	(15)
of which: assets pledged as collateral which may be sold or repledged by counterparties		33,441	30,778	51,943	9	(36)
Positive replacement values	9, 10	154,383	198,441	167,435	(22)	(8)
Cash collateral receivables on derivative instruments	10	24,644	29,955	23,763	(18)	4
Financial assets designated at fair value	9	69,512	63,922	5,808	9
Financial assets available for sale	9	13,554	18,211	62,543	(26)	(78)
Financial assets held to maturity		7,005	4,798		46
Investments in associates		947	950	954	0	(1)
Property, equipment and software		8,081	7,941	7,683	2	5
Goodwill and intangible assets		6,345	6,402	6,568	(1)	(3)
Deferred tax assets		12,392	12,150	12,833	2	(3)
Other assets	11	29,503	28,368	22,249	4	33
Total assets		935,683	990,135	943,256	(5)	(1)

Balance sheet (continued)
					% change from
CHF million	Note	30.9.16	30.6.16	31.12.15	30.6.16	31.12.15

Liabilities
Due to banks		11,227	15,259	11,836	(26)	(5)
Due to customers		437,074	429,555	402,522	2	9
Cash collateral on securities lent		3,726	6,301	8,029	(41)	(54)
Repurchase agreements		9,342	8,043	9,653	16	(3)
Trading portfolio liabilities	9	32,069	29,614	29,137	8	10
Negative replacement values	9, 10	151,031	196,006	162,430	(23)	(7)
Cash collateral payables on derivative instruments	10	33,641	36,352	38,282	(7)	(12)
Financial liabilities designated at fair value	9, 12	54,229	59,664	62,995	(9)	(14)
Debt issued	13	83,462	85,931	82,359	(3)	1
Provisions	14	3,950	3,653	4,163	8	(5)
Other liabilities	11	61,683	65,719	74,606	(6)	(17)
Total liabilities		881,433	936,096	886,013	(6)	(1)

Equity
Share capital		386	386	386	0	0
Share premium		29,485	29,483	29,477	0	0
Retained earnings		27,846	27,235	29,433	2	(5)
Other comprehensive income recognized directly in equity, net of tax		(4,160)	(3,752)	(4,047)	11	3
Equity attributable to shareholders		53,556	53,353	55,248	0	(3)
Equity attributable to preferred noteholders		654	649	1,954	1	(67)
Equity attributable to non-controlling interests		40	37	41	8	(2)
Total equity		54,250	54,039	57,243	0	(5)
Total liabilities and equity		935,683	990,135	943,256	(5)	(1)

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2015	384	32,057	(37)	22,902
Issuance of share capital	1
Acquisition of treasury shares			(292)
Disposal of treasury shares			328
Treasury share gains / (losses) and net premium / (discount) on own equity derivative activity		41
Premium on shares issued and warrants exercised		290
Employee share and share option plans		(8)
Tax (expense) / benefit recognized in share premium		15
Dividends		(2,914)²		(8)
Preferred notes
Total comprehensive income for the period				5,386
of which: net profit / (loss)				5,285
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				101
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2015	386	29,481	0	28,281

Balance as of 1 January 2016	386	29,477	0	29,433
Issuance of share capital
Premium on shares issued and warrants exercised		4
Employee share and share option plans		(2)
Tax (expense) / benefit recognized in share premium		7
Dividends				(3,434)²
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		(2)		(1)
Total comprehensive income for the period				1,848
of which: net profit / (loss)				2,568
of which: other comprehensive income that may be reclassified to the income statement, net of tax
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				(590)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – own credit				(130)
of which: other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2016	386	29,485	0	27,846

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.     2 Reflects the payment of an ordinary cash dividend of CHF 0.89 out of retained earnings (2015: CHF 0.50 out of the capital contribution reserve).

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
(3,199)	(5,591)	236	2,156	52,108	2,013	45	54,165
				1			1
				(292)			(292)
				328			328
				41			41
				290			290
				(8)			(8)
				15			15
				(2,922)	(77)	(5)	(3,004)
				0			0
(823)	(718)	(5)	(100)	4,563	(17)	(2)	4,544
				5,285	77	2	5,364
(823)	(718)	(5)	(100)	(823)			(823)
				101			101
				0	(94)	(4)	(98)
(4,022)	(6,309)	230	2,056	54,126	1,919	38	56,083

(4,047)	(5,857)	172	1,638	55,248	1,954	41	57,243
				0			0
				4			4
				(2)			(2)
				7			7
				(3,434)	(78)	(5)	(3,517)
				0	(1,584)		(1,584)
				(2)		0	(2)
(113)	(552)	72	367	1,735	361	4	2,100
				2,568	78	3	2,649
(113)	(552)	72	367	(113)			(113)
				(590)			(590)
				(130)			(130)
				0	283	1	284
(4,160)	(6,409)	243	2,005	53,556	654	40	54,250

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.9.16	30.9.15

Cash flow from / (used in) operating activities
Net profit / (loss)	2,649	5,364
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	727	659
Amortization and impairment of intangible assets	70	84
Credit loss expense / (recovery)	13	58
Share of net profits of associates	(89)	(159)
Deferred tax expense / (benefit)	88	(804)
Net loss / (gain) from investing activities	(783)	(719)
Net loss / (gain) from financing activities	7,721	(4,522)
Other net adjustments	(82)	4,905
Net change in operating assets and liabilities:
Due from / to banks	(475)	818
Cash collateral on securities borrowed and reverse repurchase agreements	(80)	(12,781)
Cash collateral on securities lent and repurchase agreements	(2,886)	4,395
Trading portfolio and replacement values	9,746	8,793
Financial assets designated at fair value	(65,541)	(555)
Cash collateral on derivative instruments	(3,996)	2,559
Loans	2,060	(3,842)
Due to customers	25,849	(14,154)
Other assets, provisions and other liabilities	(10,533)	7,868
Income taxes paid, net of refunds	(421)	(293)
Net cash flow from / (used in) operating activities	(35,963)	(2,325)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(25)	(38)
Disposal of subsidiaries, associates and intangible assets¹	92	205
Purchase of property, equipment and software	(1,359)	(1,284)
Disposal of property, equipment and software	193	520
Purchase of financial assets available for sale	(10,581)	(80,015)
Disposal and redemption of financial assets available for sale	58,935	71,689
Net (purchase) / redemption of financial assets held to maturity	(7,077)
Net cash flow from / (used in) investing activities	40,179	(8,924)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.9.16	30.9.15

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	11,127	(546)
Distributions paid on UBS shares	(3,434)	(2,626)
Issuance of long-term debt, including financial liabilities designated at fair value	28,481	43,013
Repayment of long-term debt, including financial liabilities designated at fair value	(30,460)	(32,543)
Dividends paid and repayments of preferred notes	(1,366)	(78)
Net changes in non-controlling interests	(5)	(5)
Net cash flow from / (used in) financing activities	4,344	7,215

Effects of exchange rate differences on cash and cash equivalents	(1,528)	(3,144)
Net increase / (decrease) in cash and cash equivalents	7,031	(7,178)
Cash and cash equivalents at the beginning of the period	102,962	116,715
Cash and cash equivalents at the end of the period	109,993	109,537

Cash and cash equivalents comprise:
Cash and balances with central banks	94,617	96,535
Due from banks	13,986	11,660
Money market paper²	1,391	1,342
Total³	109,993	109,537

Additional information
Net cash flow from / (used in) operating activities include:
Cash received as interest	8,953	8,175
Cash paid as interest	4,619	4,023
Cash received as dividends on equity investments, investment funds and associates⁴	1,323	1,674

1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    3 Comprises balances with an original maturity of three months or less. CHF 3,932 million and CHF 3,961 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 September 2016 and 30 September 2015, respectively. Refer to Note 25 in the "Consolidated financial statements" of the Annual Report 2015 for more information.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (together referred to as "UBS AG" in these financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. UBS AG is 100% held by UBS Group AG. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual Financial Statements for the period ended 31 December 2015, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first and second quarter 2016 reports. These interim Financial Statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated Financial Statements included in the Annual Report 2015. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG's financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2015.

Transfer of the Risk Exposure Management function from Corporate Center - Non-core and Legacy Portfolio to Corporate Center - Group ALM

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the third quarter of 2016, UBS AG transferred the Risk Exposure Management (REM) function from Corporate Center – Non-core and Legacy Portfolio to Corporate Center – Group ALM to further harmonize REM risk management responsibility with the reporting structure and align it more closely with other activities performed by Group ALM. REM primarily performs risk management over credit, debit and funding valuation adjustments for UBS AG's over-the-counter derivatives portfolio. Prior-period segment profit and loss information was restated to reflect this transfer, which had no impact at the UBS AG consolidated level. In Note 2, gross revenues from REM activities are now presented in Corporate Center – Group ALM within Net interest income and Non-interest income. Revenue allocations from REM to business divisions and other Corporate Center units are presented within Allocations from Corporate Center – Group ALM to business divisions and other Corporate Center units. There was no effect on operating profit before tax for any segment for any period from this restatement. Prior-period information for balance sheet assets has not been restated, as the effect would not have been material.

Offsetting financial assets and financial liabilities

Beginning this quarter, UBS AG will no longer include the “Offsetting financial assets and financial liabilities“ Note in its quarterly reporting. The note will continue to be included in its Annual Report as required by IFRS 7, Financial Instruments: Disclosures. Information describing the further netting potential of derivatives and related collateral not recognized on the IFRS balance sheet is now included in “Note 10 Derivative instruments“.

Note 2   Segment reporting

UBS AG‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of UBS AG. Refer to "Note 1a item 34 Segment reporting" and "Note 2 Segment reporting" in the “Consolidated financial statements” section of the Annual Report 2015 and to Note 1 of this report for more information on UBS AG's reporting segments.

Note 2   Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS AG
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the nine months ended 30 September 2016
Net interest income	1,439	986	1,421	(25)	597	(242)	466	(10)	4,633
Non-interest income	3,773	4,652	1,359	1,450	5,262	161	(84)	109	16,684
Allocations from CC Group ALM to business divisions and other CC units	302	70	261	6	(182)	37	(414)	(80)	0
Income	5,514	5,709	3,042	1,432	5,676	(44)	(32)	20	21,317
Credit loss (expense) / recovery	(4)	(2)	2	0	(6)	0	0	(3)	(13)
Total operating income	5,510	5,706	3,043	1,432	5,670	(44)	(32)	17	21,303
Personnel expenses	1,806	3,572	636	563	2,339	2,770	23	50	11,759
General and administrative expenses	404	428	186	172	574	3,105	10	544	5,423
Services (to) / from Corporate Center and other business divisions	1,727	923	825	386	2,072	(6,110)	(33)	210	0
of which: services from CC Services	1,664	913	902	404	2,009	(6,139)	80	167	0
Depreciation and impairment of property, equipment and software	2	1	11	1	18	693	0	0	727
Amortization and impairment of intangible assets	3	39	0	3	9	16	0	0	70
Total operating expenses¹	3,942	4,964	1,657	1,125	5,013	475	(1)	805	17,979
Operating profit / (loss) before tax	1,568	742	1,386	307	658	(519)	(32)	(787)	3,324
Tax expense / (benefit)									675
Net profit / (loss)									2,649

As of 30 September 2016
Total assets	118,193	62,217	139,351	11,914	237,878	24,225	258,356	83,549	935,683

For the nine months ended 30 September 2015²
Net interest income	1,351	768	1,415	(26)	1,142	(245)	553	15	4,973
Non-interest income	4,582	4,654	1,262	1,502	6,117	423	432	(56)	18,918
Allocations from CC Group ALM to business divisions and other CC units	353	77	310	13	(141)	123	(653)	(81)	0
Income	6,286	5,499	2,987	1,489	7,118	301	333	(122)	23,891
Credit loss (expense) / recovery	(1)	(3)	(26)	0	(18)	0	0	(10)	(58)
Total operating income	6,285	5,496	2,961	1,489	7,100	301	333	(132)	23,834
Personnel expenses	1,923	3,387	662	531	2,647	2,863	23	97	12,131
General and administrative expenses	386	492	193	167	567	3,301	13	662	5,781
Services (to) / from Corporate Center and other business divisions	1,636	893	803	371	2,077	(6,025)	(38)	281	0
of which: services from CC Services	1,582	882	882	384	2,016	(6,051)	72	232	0
Depreciation and impairment of property and equipment	4	2	13	2	19	619	0	0	659
Amortization and impairment of intangible assets	3	37	0	7	21	16	0	0	84
Total operating expenses¹	3,951	4,811	1,671	1,077	5,331	774	(2)	1,040	18,655
Operating profit / (loss) before tax	2,334	684	1,290	412	1,769	(473)	335	(1,172)	5,179
Tax expense / (benefit)									(185)
Net profit / (loss)									5,364

As of 31 December 2015
Total assets	119,850	60,993	141,174	12,874	253,571	22,866	237,560	94,369	943,256

1 Refer to Note 16 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15

Net interest and trading income
Net interest income	1,767	1,157	1,844	53	(4)	4,633	4,973
Net trading income	1,099	1,891	1,062	(42)	3	4,001	4,802
Total net interest and trading income	2,866	3,048	2,906	(6)	(1)	8,633	9,776
Wealth Management	722	736	743	(2)	(3)	2,207	2,261
Wealth Management Americas	454	446	386	2	18	1,339	1,118
Personal & Corporate Banking	620	643	632	(4)	(2)	1,907	1,947
Asset Management	(14)	(1)	4			(24)	(3)
Investment Bank	1,059	1,169	1,325	(9)	(20)	3,248	4,384
of which: Corporate Client Solutions	190	251	361	(24)	(47)	562	847
of which: Investor Client Services	869	918	965	(5)	(10)	2,687	3,537
Corporate Center	25	55	(185)	(55)		(45)	69
of which: Services	(29)	(13)	4	123		(52)	27
of which: Group ALM	44	53	(77)	(17)		24	273
of which: own credit on financial liabilities designated at fair value			32				518
of which: Non-core and Legacy Portfolio	10	16	(112)	(38)		(17)	(230)
Total net interest and trading income	2,866	3,048	2,906	(6)	(1)	8,633	9,776

Net interest income
Interest income
Interest income from loans and deposits¹	2,355	2,345	2,145	0	10	7,028	6,386
Interest income from securities financing transactions²	286	284	169	1	69	822	576
Interest income from trading portfolio³	517	781	766	(34)	(33)	1,986	2,426
Interest income from financial assets and liabilities designated at fair value	89	76	49	17	82	238	140
Interest income from financial assets available for sale and held to maturity³	57	63	106	(10)	(46)	184	290
Total	3,305	3,548	3,235	(7)	2	10,258	9,818
Interest expense
Interest expense on loans and deposits⁴	430	415	180	4	139	1,166	521
Interest expense on securities financing transactions⁵	306	332	182	(8)	68	924	628
Interest expense on trading portfolio⁶	137	951	271	(86)	(49)	1,465	1,434
Interest expense on financial assets and liabilities designated at fair value	202	197	173	3	17	600	542
Interest expense on debt issued	463	495	585	(6)	(21)	1,471	1,719
Total	1,538	2,390	1,391	(36)	11	5,626	4,844
Net interest income	1,767	1,157	1,844	53	(4)	4,633	4,973

Net trading income
Investment Bank Corporate Client Solutions	30	91	166	(67)	(82)	82	333
Investment Bank Investor Client Services	635	1,307	680	(51)	(7)	2,744	3,044
Other business divisions and Corporate Center	434	493	216	(12)	101	1,174	1,426
Net trading income	1,099	1,891	1,062	(42)	3	4,001	4,802
of which: net gains / (losses) from financial liabilities designated at fair value⁷	(1,297)	(648)	4,607	100		(886)	4,866

1 Consists of interest income from balances with central banks, amounts due from banks and loans, and negative interest on amounts due to banks and customers.    2 Includes interest income on securities borrowed and reverse repurchase agreements and negative interest, including fees, on securities lent and repurchase agreements.    3 Includes dividend income.    4 Consists of interest expense on amounts due to banks and customers, and negative interest on balances with central banks, amounts due from banks and loans.    5 Includes interest expense on securities lent and repurchase agreements and negative interest, including fees, on securities borrowed and reverse repurchase agreements.    6 Includes expense related to dividend payment obligations on trading liabilities.    7 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Underwriting fees	232	282	257	(18)	(10)	761	1,008
of which: equity underwriting fees	124	137	145	(9)	(14)	374	641
of which: debt underwriting fees	109	145	111	(25)	(2)	387	367
M&A and corporate finance fees	162	176	135	(8)	20	477	504
Brokerage fees	843	880	949	(4)	(11)	2,691	3,021
Investment fund fees	774	779	879	(1)	(12)	2,367	2,718
Portfolio management and advisory fees	2,031	1,968	1,988	3	2	5,965	5,879
Other	456	438	402	4	13	1,320	1,268
Total fee and commission income	4,498	4,523	4,610	(1)	(2)	13,582	14,398
Brokerage fees paid	173	192	224	(10)	(23)	562	666
Other	251	243	253	3	(1)	737	768
Total fee and commission expense	423	436	478	(3)	(12)	1,299	1,434
Net fee and commission income	4,075	4,087	4,132	0	(1)	12,283	12,964
of which: net brokerage fees	671	687	725	(2)	(7)	2,129	2,355

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(5)	(49)	(23)	(90)	(78)	(177)	120
Net gains / (losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	49	22	106	123	(54)	89	159
Total	44	(27)	83		(47)	(88)	279
Financial assets available for sale
Net gains / (losses) from disposals	18	161	56	(89)	(68)	255	241
Impairment charges	(1)	(3)	0	(67)		(4)	0
Total	17	158	56	(89)	(70)	250	241
Net income from properties (excluding net gains / (losses) from disposals)²	5	7	7	(29)	(29)	19	20
Net gains / (losses) from disposals of properties held for sale	1	120	0	(99)		121	378
Net gains / (losses) from disposals of loans and receivables	(3)	0	0			(4)	26
Other	50	12	33	317	52	103	207
Total other income	113	270	180	(58)	(37)	401	1,152

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 6  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Salaries and variable compensation	2,391	2,505	2,352	(5)	2	7,236	7,594
Wealth Management Americas: Financial advisor compensation¹	913	911	886	0	3	2,733	2,635
Contractors	103	117	93	(12)	11	321	262
Social security	210	155	181	35	16	546	617
Pension and other post-employment benefit plans	158	150	179	5	(12)	507	591
Other personnel expenses	133	114	144	17	(8)	417	433
Total personnel expenses²	3,907	3,953	3,835	(1)	2	11,759	12,131

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 16 for more information.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	2Q16	3Q15	30.9.16	30.9.15
Occupancy	225	218	227	3	(1)	675	678
Rent and maintenance of IT and other equipment	113	125	129	(10)	(12)	379	376
Communication and market data services	153	157	156	(3)	(2)	476	458
Administration	220	203	173	8	27	623	491
Marketing and public relations	101	129	154	(22)	(34)	328	346
Travel and entertainment	84	111	102	(24)	(18)	311	327
Professional fees	268	322	340	(17)	(21)	866	950
Outsourcing of IT and other services	374	375	417	0	(10)	1,182	1,234
Provisions for litigation, regulatory and similar matters¹	419	72	592	482	(29)	530	722
Other	27	15	20	80	35	55	198
Total general and administrative expenses²	1,985	1,727	2,311	15	(14)	5,423	5,781

1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information. Also includes recoveries from third parties.    2 Includes restructuring expenses. Refer to Note 16 for more information.

Note 8   Income taxes

UBS AG recognized a net income tax expense of CHF 41 million for the third quarter of 2016, compared with a net income tax benefit of CHF 1,297 million for the third quarter of 2015.

The third quarter  2016 net income tax expense included a net upward revaluation of deferred tax assets of CHF 424 million. This net benefit reflected an increase in US deferred tax assets of CHF 681 million, partly offset by net write-downs of Swiss and UK deferred tax assets of CHF 170 million and CHF 87 million, respectively. The increase in US deferred tax assets of CHF 681 million was driven by an increase in profit forecast for Wealth Management Americas. The CHF 170 million write-down of Swiss deferred tax assets mainly reflected a reduction in the effective tax rate applicable to forecast Swiss taxable profits generated in the loss set-off period. The CHF 87 million decrease in UK deferred tax assets mainly reflected the impact of changes in UK law enacted in the quarter, which reduced the proportion of banks’ annual taxable profits that can be offset by tax losses carried forward from 50% to 25% with effect from 1 April 2016 and reduced the UK corporate income tax rate from 18% to 17% with effect from 1 April 2020.

The net income tax expense in the quarter also included tax expenses of CHF 465 million in respect of taxable profits arising in 2016. This included current tax expenses of CHF 196 million and deferred tax expenses of CHF 269 million, the latter mainly representing amortization of prior-year Swiss tax loss and temporary difference deferred tax assets.

In the fourth quarter of 2016, we expect to recognize a further net upward revaluation of deferred tax assets, representing approximately 25% of the full-year revaluation based on profit forecasts beyond 2016.

During the second quarter of 2016, Her Majesty's Revenue and Customs indicated that they no longer accept that there was a transfer of UK tax losses carried forward from UBS AG London branch to UBS Limited in 2014, notwithstanding their prior confirmation to the contrary. To the extent that UBS Limited does not prevail in a dispute on the validity of the transfer of these UK tax losses carried forward, it would incur a further reduction in recognized deferred tax assets of approximately CHF 100 million as well as additional current tax expenses for prior periods.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Balance at the beginning of the period	444	474	425	421	480
Profit / (loss) deferred on new transactions	67	38	66	227	211
(Profit) / loss recognized in the income statement	(105)	(53)	(86)	(216)	(253)
(Profit) / loss recognized in other comprehensive income	0	(23)	0	(23)	0
Foreign currency translation	(2)	8	15	(7)	(17)
Balance at the end of the period	403	444	421	403	421

Note 9   Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.9.16				30.6.16				31.12.15
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	83,178	15,949	1,692	100,820	78,602	16,234	2,171	97,008	96,388	21,946	2,070	120,405
of which:
Government bills / bonds	14,978	1,839	0	16,817	14,693	1,412	0	16,105	12,911	3,277	5	16,193
Corporate bonds and municipal bonds, including bonds issued by financial institutions	105	7,044	669	7,817	101	6,541	842	7,484	232	8,108	698	9,038
Loans	0	1,941	620	2,562	0	3,073	888	3,961	0	1,769	816	2,585
Investment fund units	6,169	3,520	61	9,750	5,331	3,534	82	8,946	6,062	5,697	168	11,928
Asset-backed securities	0	484	197	681	0	721	27	748	0	958	201	1,159
Equity instruments	53,411	504	72	53,987	50,311	481	244	51,036	62,420	1,475	89	63,984
Financial assets for unit-linked investment contracts	8,515	619	73	9,207	8,167	472	88	8,728	14,764	663	93	15,519

Positive replacement values	680	151,096	2,607	154,383	1,281	194,858	2,301	198,441	545	164,025	2,865	167,435
of which:
Interest rate contracts	2	77,619	328	77,949	2	90,151	13	90,165	1	74,443	88	74,531
Credit derivative contracts	0	3,343	1,143	4,486	0	3,761	946	4,707	0	5,384	1,272	6,656
Foreign exchange contracts	334	49,370	314	50,018	490	79,733	433	80,656	304	64,886	484	65,675
Equity / index contracts	3	18,177	813	18,993	0	17,895	898	18,794	2	15,938	996	16,936
Commodity contracts	0	2,538	9	2,548	0	3,227	11	3,238	0	3,363	25	3,388

Financial assets designated at fair value	45,883	21,105	2,524	69,512	41,115	19,987	2,820	63,922	170	2,338	3,301	5,808
of which:
Government bills / bonds	44,323	4,163	0	48,486	40,924	5,638	0	46,563	4	0	0	4
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1,385	14,802	0	16,187	25	12,223	0	12,248	0	0	0	0
Loans (including structured loans)	0	2,100	1,651	3,752	0	2,102	1,533	3,635	0	2,310	1,678	3,988
Structured reverse repurchase and securities borrowing agreements	0	40	675	715	0	23	1,153	1,177	0	40	1,510	1,550
Other	174	1	197	373	165	2	133	300	165	13	113	266

Financial assets available for sale	3,974	8,989	591	13,554	4,193	13,439	579	18,211	34,204	27,653	686	62,543
of which:
Government bills / bonds	2,976	324	0	3,300	3,242	361	0	3,604	31,108	1,986	0	33,094
Corporate bonds and municipal bonds, including bonds issued by financial institutions	843	5,319	16	6,179	870	9,718	14	10,602	2,992	22,186	27	25,205
Investment fund units	0	32	120	152	0	30	123	153	0	64	139	202
Asset-backed securities	0	3,242	0	3,242	0	3,264	0	3,264	0	3,396	0	3,396
Equity instruments	149	72	442	664	80	67	440	587	103	21	517	641

Non-financial assets
Precious metals and other physical commodities	4,708	0	0	4,708	4,391	0	0	4,391	3,670	0	0	3,670

Assets measured at fair value on a non-recurring basis
Other assets³	5,368	133	66	5,567	5,304	135	67	5,506	266	69	78	413
Total assets measured at fair value	143,790	197,275	7,481	348,546	134,886	244,656	7,938	387,481	135,242	216,037	9,001	360,280

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques¹ (continued)
	30.9.16				30.6.16				31.12.15
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	28,024	3,917	128	32,069	25,745	3,739	130	29,614	25,476	3,504	158	29,137
of which:
Government bills / bonds	9,916	773	0	10,689	6,838	721	0	7,560	5,997	845	0	6,842
Corporate bonds and municipal bonds, including bonds issued by financial institutions	24	2,756	55	2,836	21	2,701	89	2,811	12	2,370	90	2,471
Investment fund units	552	0	1	553	356	87	0	443	666	52	20	738
Equity instruments	17,533	429	72	18,033	18,530	187	76	18,793	18,802	235	47	19,084

Negative replacement values	749	146,355	3,927	151,031	1,296	190,725	3,984	196,006	640	158,494	3,296	162,430
of which:
Interest rate contracts	1	70,754	679	71,435	2	81,598	630	82,230	2	67,225	326	67,553
Credit derivative contracts	0	3,862	1,577	5,439	0	3,927	1,613	5,540	0	5,350	1,303	6,653
Foreign exchange contracts	349	48,198	174	48,721	476	80,383	180	81,039	286	62,965	233	63,484
Equity / index contracts	29	21,064	1,496	22,590	0	21,716	1,559	23,276	1	19,722	1,433	21,156
Commodity contracts	0	2,428	1	2,429	0	3,052	2	3,053	0	3,222	0	3,222

Financial liabilities designated at fair value	2	43,688	10,538	54,229	2	48,032	11,630	59,664	1	52,321	10,673	62,995
of which:
Non-structured fixed-rate bonds	0	912	2,503	3,415	0	937	3,259	4,196	0	1,453	2,645	4,098
Structured debt instruments issued	0	38,848	7,054	45,903	0	42,518	6,824	49,342	0	45,744	6,692	52,436
Structured over-the-counter debt instruments	2	3,742	692	4,436	2	4,336	917	5,254	2	4,719	773	5,493
Structured repurchase agreements	0	155	282	437	0	180	619	799	0	293	556	849
Loan commitments and guarantees	0	30	8	38	0	61	12	73	0	113	7	119

Other liabilities – amounts due under unit-linked investment contracts	0	9,364	0	9,364	0	8,973	0	8,973	0	15,718	0	15,718

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5,425	0	5,425	0	5,334	0	5,334	0	235	0	235
Total liabilities measured at fair value	28,775	208,748	14,594	252,117	27,043	256,804	15,744	299,591	26,117	230,272	14,127	270,515

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 September 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 61 million (of which CHF 142 million were net Level 2 assets and CHF 81 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 30 June 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 112 million (of which CHF 187 million were net Level 2 assets and CHF 75 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2015, net bifurcated embedded derivative liabilities held at fair value totaling CHF 130 million (of which CHF 106 million were net Level 2 assets and CHF 236 million net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2 Financial assets held for trading do not include precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 16 for more information on the disposal group held for sale.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.6 billion, which were mainly comprised of financial assets available for sale, primarily government bills / bonds, and financial assets held for trading, mainly corporate and municipal bonds as well as equity instruments, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first nine months of 2016, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 0.4 billion, which were mainly comprised of financial assets held for trading, primarily equity instruments, and financial assets available for sale, mainly corporate and municipal bonds, and liabilities totaling approximately CHF 0.1 billion were transferred from Level 1 to Level 2 during the first nine months of 2016, generally due to diminished levels of trading activity observed within the market.

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 1.8 billion and CHF 0.6 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and structured loans, due to decreased observability of the respective rates volatility and credit spread inputs. Transfers out of Level 3 were primarily comprised of loans and equity / index derivative contracts, reflecting increased observability of the respective credit spread and equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 2.0 billion and CHF 2.8 billion, respectively. Transfers into Level 3 were primarily comprised of interest rate derivative contracts and equity-linked structured debt instruments issued, due to decreased observability of the respective rates volatility and equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked structured debt instruments issued and non-structured fixed-rate bonds resulting from changes in the availability of the observable equity volatility and rates volatility inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2015

Financial assets held for trading	3.5	(0.6)	(0.1)	0.6	(5.1)	4.3	0.0	0.8	(0.7)	(0.2)	2.6
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.4	0.0	0.0	0.4	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	1.1
Loans	1.1	(0.6)	(0.2)	0.0	(3.8)	4.3	0.0	0.2	(0.3)	0.0	0.8
Asset-backed securities	0.6	0.0	0.0	0.1	(0.5)	0.0	0.0	0.2	(0.1)	0.0	0.2
Other	0.5	0.1	0.1	0.1	(0.2)	0.0	0.0	0.3	(0.3)	0.0	0.5

Financial assets designated at fair value	3.5	(1.0)	(0.6)	0.0	0.0	1.3	(0.2)	0.3	(0.4)	(0.1)	3.3
of which:
Loans (including structured loans)	1.0	(0.2)	(0.2)	0.0	0.0	1.2	(0.2)	0.3	(0.4)	0.0	1.7
Structured reverse repurchase and securities borrowing agreements	2.4	(0.8)	(0.3)	0.0	0.0	0.1	0.0	0.0	0.0	(0.1)	1.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.6	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

Positive replacement values	4.4	(0.5)	(0.4)	0.0	0.0	1.6	(2.2)	0.6	(0.4)	(0.1)	3.5
of which:
Credit derivative contracts	1.7	(0.4)	(0.2)	0.0	0.0	0.9	(1.1)	0.2	(0.1)	0.0	1.0
Foreign exchange contracts	0.6	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
Equity / index contracts	1.9	(0.1)	(0.2)	0.0	0.0	0.6	(0.9)	0.3	(0.2)	0.0	1.5
Other	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Negative replacement values	5.0	(0.7)	(0.8)	0.0	0.0	0.7	(1.6)	0.5	(0.3)	(0.2)	3.4
of which:
Credit derivative contracts	1.7	(0.3)	(0.2)	0.0	0.0	0.0	(0.7)	0.3	(0.1)	0.0	1.0
Foreign exchange contracts	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
Equity / index contracts	2.4	(0.4)	(0.5)	0.0	0.0	0.5	(0.8)	0.2	(0.2)	(0.1)	1.6
Other	0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)	0.5

Financial liabilities designated at fair value	11.9	(0.4)	(0.2)	0.0	0.0	5.6	(5.6)	1.1	(1.4)	(0.5)	10.7
of which:
Non-structured fixed-rate bonds	2.2	(0.1)	0.0	0.0	0.0	0.8	(0.5)	0.0	0.0	0.0	2.3
Structured debt instruments issued	7.3	0.3	(0.1)	0.0	0.0	3.4	(3.7)	1.1	(1.4)	(0.3)	6.6
Structured over-the-counter debt instruments	1.5	0.1	0.1	0.0	0.0	0.8	(1.1)	0.0	0.0	(0.1)	1.2
Structured repurchase agreements	0.9	(0.6)	(0.1)	0.0	0.0	0.6	(0.3)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 September 2016 were CHF 7.5 billion (30 June 2016: CHF 7.9 billion; 31 December 2015: CHF 9.0 billion). Total Level 3 liabilities as of 30 September 2016 were CHF 14.6 billion (30 June 2016: CHF 15.7 billion; 31 December 2015: CHF 14.1 billion).

	Total gains / losses included in comprehensive income
Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2016¹

2.1	0.0	(0.1)	0.8	(4.2)	2.9	0.0	0.5	(0.3)	(0.1)	1.7

0.7	0.1	0.0	0.5	(0.6)	0.0	0.0	0.1	(0.1)	(0.1)	0.7
0.8	0.0	0.0	0.1	(3.0)	2.9	0.0	0.1	(0.2)	0.0	0.6
0.2	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.2
0.4	(0.1)	(0.1)	0.2	(0.5)	0.0	0.0	0.3	0.0	0.0	0.2

3.3	(0.1)	(0.1)	0.0	0.0	0.6	(1.5)	0.4	(0.1)	(0.1)	2.5

1.7	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.4	(0.1)	(0.1)	1.7
1.5	0.0	0.0	0.0	0.0	0.1	(0.9)	0.0	0.0	0.0	0.7
0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

2.9	(0.2)	(0.2)	0.0	0.0	0.7	(1.4)	0.9	(0.1)	(0.1)	2.6

1.3	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	(0.1)	1.1
0.5	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
1.0	(0.1)	(0.1)	0.0	0.0	0.3	(0.4)	0.2	(0.1)	0.0	0.8
0.1	(0.1)	(0.1)	0.0	0.0	0.1	(0.3)	0.4	0.0	0.0	0.3

3.3	0.8	0.8	0.0	0.0	0.7	(1.3)	0.9	(0.4)	0.1	3.9

1.3	0.7	0.7	0.0	0.0	0.0	(0.4)	0.1	(0.1)	0.0	1.6
0.2	0.0	0.0	0.0	0.0	0.0	(0.1)	0.1	0.0	0.0	0.2
1.4	(0.1)	(0.2)	0.0	0.0	0.6	(0.4)	0.2	(0.2)	0.0	1.5
0.3	0.2	0.2	0.0	0.0	0.0	(0.3)	0.6	(0.2)	0.0	0.7

10.7	0.6	0.5	0.0	0.0	3.1	(2.5)	1.2	(2.3)	(0.2)	10.5

2.6	0.2	0.2	0.0	0.0	0.7	(0.1)	0.1	(0.9)	0.0	2.5
6.7	0.5	0.3	0.0	0.0	1.9	(1.5)	1.0	(1.4)	(0.2)	7.1
0.8	0.0	0.0	0.0	0.0	0.4	(0.5)	0.1	0.0	0.0	0.7
0.6	0.0	0.0	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	0.3

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table below presents assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values and respective weighted averages, where applicable, for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in "Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2015.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.16			31.12.15
CHF billion	30.9.16	31.12.15	30.9.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.7	0.7	0.1	0.1	Relative value to market comparable	Bond price equivalent	0	130	92	0	134	94	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.5	2.6	0.0	0.0	Relative value to market comparable	Loan price equivalent	38	103	93	65	100	93	points
					Discounted expected cash flows	Credit spread	79	512		30	252		basis points
					Market comparable and securitization model	Discount margin / spread	0	17	3	1	14	2%
Investment fund units³	0.2	0.3	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.2	0.2	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	10	2	0	18	5%
						Discount margin / spread	2	3	2	0	12	3%
					Relative value to market comparable	Bond price equivalent	1	94	54	1	92	72	points
Equity instruments³	0.5	0.6	0.1	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	0.7	1.5	0.3	0.6	Discounted expected cash flows	Funding spread	15	195		18	183		basis points
Financial assets for unit-linked investment contracts³	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds⁴			10.2	10.1

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.16			31.12.15
CHF billion	30.9.16	31.12.15	30.9.16	31.12.15			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.3	0.1	0.7	0.3	Option model	Volatility of interest rates	37	142		16	130%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
					Discounted expected cash flows	Constant prepayment rate⁵				0	3%
Credit derivative contracts	1.1	1.3	1.6	1.3	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	732		1	1,163		basis points
						Upfront price points	25	25		8	25%
						Recovery rates	0	55		0	95%
						Credit index correlation	10	85		10	85%
						Discount margin / spread	0	61		1	72%
						Credit pair correlation	57	84		57	94%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	15		0	15%
						Constant default rate	1	8		0	9%
						Loss severity	28	100		0	100%
						Discount margin / spread	1	121		1	15%
						Bond price equivalent	3	104		0	104		points
Foreign exchange contracts	0.3	0.5	0.2	0.2	Option model	Rate-to-FX correlation	(57)	60		(57)	60%
						FX-to-FX correlation	(70)	80		(70)	80%
Equity / index contracts	0.8	1.0	1.5	1.4	Option model	Equity dividend yields	0	14		0	57%
						Volatility of equity stocks, equity and other indices	0	190		0	143%
						Equity-to-FX correlation	(40)	80		(44)	82%
						Equity-to-equity correlation	15	98		3	99%
Non-financial assets³˒⁶	0.1	0.1			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5 The range of inputs is not disclosed as of 30 September 2016 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    6 Non-financial assets include other assets which primarily consist of assets held for sale.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.16		30.6.16		31.12.15
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate bonds and municipal bonds, including bonds issued by financial institutions	37	(31)	41	(36)	24	(25)
Traded loans, loans designated at fair value, loan commitments and guarantees	79	(8)	86	(14)	88	(28)
Equity instruments	70	(53)	81	(58)	166	(74)
Interest rate derivative contracts, net	29	(38)	49	(36)	107	(67)
Credit derivative contracts, net	122	(224)	160	(234)	174	(196)
Foreign exchange derivative contracts, net	17	(7)	18	(8)	33	(28)
Equity / index derivative contracts, net	70	(62)	65	(65)	61	(57)
Structured debt instruments issued and non-structured fixed-rate bonds	122	(116)	142	(145)	136	(146)
Other	29	(30)	15	(15)	20	(20)
Total	574	(570)	658	(611)	809	(640)

1 Of the total favorable changes, CHF 76 million as of 30 September 2016 (30 June 2016: CHF 84 million; 31 December 2015: CHF 164 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 59 million as of 30 September 2016 (30 June 2016: CHF 62 million; 31 December 2015: CHF 71 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.16		30.6.16		31.12.15
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	94.7	94.7	94.2	94.2	91.3	91.3
Due from banks	15.0	15.0	12.9	12.9	11.9	11.9
Loans	305.8	310.2	307.9	312.8	312.7	314.9
Cash collateral on securities borrowed	18.3	18.3	29.4	29.4	25.6	25.6
Reverse repurchase agreements	70.0	70.0	73.3	73.3	67.9	67.9
Cash collateral receivables on derivative instruments	24.6	24.6	30.0	30.0	23.8	23.8
Financial assets held to maturity	7.0	7.1	4.8	4.9
Other assets	22.0	22.0	21.2	21.2	20.1	20.1
Liabilities
Due to banks	11.2	11.2	15.3	15.3	11.8	11.8
Due to customers	437.1	437.8	429.6	430.0	402.5	402.8
Cash collateral on securities lent	3.7	3.7	6.3	6.3	8.0	8.0
Repurchase agreements	9.3	9.3	8.0	8.0	9.7	9.7
Cash collateral payables on derivative instruments	33.6	33.6	36.4	36.4	38.3	38.3
Debt issued	83.5	84.9	86.0	87.2	82.2	84.4
Other liabilities	40.5	40.5	45.8	45.8	52.1	52.1
Guarantees / Loan commitments ((assets) / liabilities)
Guarantees	0.0	(0.1)	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	(0.3)	0.0	0.0

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments¹

As of 30.9.16, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	77.9	1,211	71.4	1,065	9,964
Credit derivative contracts	4.5	141	5.4	161
Foreign exchange contracts	50.0	2,604	48.7	2,418	5
Equity / index contracts	19.0	265	22.6	336	48
Commodity contracts	2.5	36	2.4	34	9
Unsettled purchases of non-derivative financial instruments³	0.2	32	0.2	25
Unsettled sales of non-derivative financial instruments³	0.2	28	0.2	25
Total derivative instruments, based on IFRS netting⁴	154.4	4,318	151.0	4,064	10,026
Further netting potential not recognized on the balance sheet⁵	(138.3)		(129.8)
of which: netting of recognized financial liabilities / assets	(112.5)		(112.5)
of which: netting with collateral received / pledged	(25.8)		(17.3)
Total derivative instruments, after consideration of further netting potential	16.1		21.2

As of 30.6.16, CHF billion
Derivative instruments
Interest rate contracts	90.2	1,269	82.2	1,148	9,965
Credit derivative contracts	4.7	148	5.5	159
Foreign exchange contracts	80.7	2,701	81.0	2,545	5
Equity / index contracts	18.8	260	23.3	317	40
Commodity contracts	3.2	43	3.1	37	9
Unsettled purchases of non-derivative financial instruments³	0.7	48	0.2	16
Unsettled sales of non-derivative financial instruments³	0.2	20	0.7	41
Total derivative instruments, based on IFRS netting⁴	198.4	4,489	196.0	4,262	10,019
Further netting potential not recognized on the balance sheet⁵	(175.9)		(168.3)
of which: netting of recognized financial liabilities / assets	(147.3)		(147.3)
of which: netting with collateral received / pledged	(28.6)		(21.0)
Total derivative instruments, after consideration of further netting potential	22.5		27.7

As of 31.12.15, CHF billion
Derivative instruments
Interest rate contracts	74.5	1,493	67.6	1,399	8,771
Credit derivative contracts	6.7	162	6.7	170
Foreign exchange contracts	65.7	2,658	63.5	2,487	8
Equity / index contracts	16.9	230	21.2	306	43
Commodity contracts	3.4	30	3.2	25	8
Unsettled purchases of non-derivative financial instruments³	0.1	10	0.2	17
Unsettled sales of non-derivative financial instruments³	0.2	20	0.1	6
Total derivative instruments, based on IFRS netting⁴	167.4	4,603	162.4	4,409	8,831
Further netting potential not recognized on the balance sheet⁵	(148.5)		(140.4)
of which: netting of recognized financial liabilities / assets	(123.0)		(123.0)
of which: netting with collateral received / pledged	(25.5)		(17.4)
Total derivative instruments, after consideration of further netting potential	18.9		22.1

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives which are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to "Note 26 Offsetting financial assets and liabilities" in the "Consolidated financial statements" section of the Annual Report 2015 for more information.

Note 10  Derivative instruments (continued)

CHF billion	Receivables 30.9.16	Payables 30.9.16	Receivables 30.6.16	Payables 30.6.16	Receivables 31.12.15	Payables 31.12.15
Cash collateral on derivative instruments, based on IFRS netting¹	24.6	33.6	30.0	36.4	23.8	38.3
Further netting potential not recognized on the balance sheet²	(14.6)	(20.7)	(18.5)	(21.7)	(12.4)	(21.5)
of which: netting of recognized financial liabilities / assets	(14.0)	(19.4)	(17.3)	(20.9)	(10.9)	(19.0)
of which: netting with collateral received / pledged	(0.6)	(1.3)	(1.2)	(0.8)	(1.5)	(2.5)
Cash collateral on derivative instruments, after consideration of further netting potential	10.1	12.9	11.4	14.6	11.3	16.8

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to "Note 26 Offsetting financial assets and liabilities" in the "Consolidated financial statements" section of the Annual Report 2015 for more information.

Note 11  Other assets and liabilities

CHF million	30.9.16	30.6.16	31.12.15

Other assets
Prime brokerage receivables¹	11,983	11,695	11,341
Recruitment loans to financial advisors	3,092	3,161	3,184
Other loans to financial advisors	469	490	418
Bail deposit²	1,231	1,220	1,221
Accrued interest income	574	473	462
Accrued income – other	974	1,139	844
Prepaid expenses	1,105	1,041	1,032
Net defined benefit pension and post-employment assets	359	99	50
Settlement and clearing accounts	1,172	374	402
VAT and other tax receivables	249	292	397
Properties and other non-current assets held for sale	123	126	134
Assets of disposal group held for sale³	5,444	5,380	279
Other	2,728	2,878	2,485
Total other assets	29,503	28,368	22,249

Other liabilities
Prime brokerage payables¹	33,569	38,888	45,306
Amounts due under unit-linked investment contracts	9,364	8,973	15,718
Compensation-related liabilities	4,805	3,964	5,122
of which: accrued expenses	1,906	1,460	2,827
of which: other deferred compensation plans	1,617	1,468	1,559
of which: net defined benefit pension and post-employment liabilities	1,282	1,036	736
Third-party interest in consolidated investment funds	480	524	594
Settlement and clearing accounts	1,650	1,546	893
Current and deferred tax liabilities	978	1,011	810
VAT and other tax payables	436	441	446
Deferred income	199	243	210
Accrued interest expenses	1,308	1,032	1,438
Other accrued expenses	2,386	2,675	2,492
Liabilities of disposal group held for sale³	5,425	5,334	235
Other	1,084	1,088	1,343
Total other liabilities	61,683	65,719	74,606

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 14b for more information.    3 Refer to Note 16 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 12  Financial liabilities designated at fair value

CHF million	30.9.16	30.6.16	31.12.15
Non-structured fixed-rate bonds	3,415	4,196	4,098
of which: issued by UBS AG with original maturity greater than one year¹˒²	2,839	3,622	3,542
Structured debt instruments issued³	45,903	49,342	52,436
of which: issued by UBS AG with original maturity greater than one year¹˒⁴	34,294	35,007	36,539
Structured over-the-counter debt instruments	4,436	5,254	5,493
of which: issued by UBS AG with original maturity greater than one year¹˒⁵	3,887	4,676	4,497
Repurchase agreements	437	799	849
Loan commitments and guarantees⁶	38	73	119
Total	54,229	59,664	62,995
of which: life-to-date own credit (gain) / loss	(128)	(165)	(287)

1 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features.    2 100% of the balance as of 30 September 2016 was unsecured (30 June 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).    3 Includes non-structured rates-linked debt instruments issued.    4 More than 98% of the balance as of 30 September 2016 was unsecured (30 June 2016: more than 98% of the balance was unsecured; 31 December 2015: more than 98% of the balance was unsecured).    5 More than 45% of the balance as of 30 September 2016 was unsecured (30 June 2016: more than 40% of the balance was unsecured; 31 December 2015: more than 35% of the balance was unsecured).    6 Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 13  Debt issued held at amortized cost

CHF million	30.9.16	30.6.16	31.12.15
Certificates of deposit	23,875	21,731	11,967
Commercial paper	1,858	2,860	3,824
Other short-term debt	5,429	5,450	5,424
Short-term debt¹	31,162	30,040	21,215
Non-structured fixed-rate bonds	26,654	29,293	31,240
of which: issued by UBS AG with original maturity greater than one year²	26,503	29,136	31,078
Covered bonds	5,923	6,000	8,490
Subordinated debt	11,446	12,191	12,600
of which: low-trigger loss-absorbing tier 2 capital	10,356	10,462	10,346
of which: phase-out tier 2 capital	1,090	1,729	2,254
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,149	8,116	8,237
Other long-term debt	129	290	577
of which: issued by UBS AG with original maturity greater than one year²	98	259	278
Long-term debt³	52,300	55,891	61,144
Total debt issued held at amortized cost	83,462	85,931	82,359

1 Debt with an original maturity of less than one year.    2 Issued by UBS AG (standalone). Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 30 September 2016 was unsecured (30 June 2016: 100% of the balance was unsecured; 31 December 2015: 100% of the balance was unsecured).  3 Debt with original maturity greater than or equal to one year.

Note 14   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2015	47	2,983	624	35	157	198	120	4,163
Balance as of 30 June 2016	43	2,682	532	42	132	95	127	3,653
Increase in provisions recognized in the income statement	4	437	146	7	0	1	2	597
Release of provisions recognized in the income statement	(1)	(18)	(24)	(6)	0	(2)	0	(51)
Provisions used in conformity with designated purpose	(4)	(109)	(107)	0	(4)	(2)	0	(226)
Capitalized reinstatement costs	0	0	0	0	0	0	0	0
Reclassifications	0	0	0	(5)	0	0	0	(5)
Foreign currency translation / unwind of discount	1	(16)	(3)	0	(1)	0	1	(18)
Balance as of 30 September 2016	43	2,976	544³	38	128⁴	92	130	3,950

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Includes personnel related restructuring provisions of CHF 150 million as of 30 September 2016 (30 June 2016: CHF 117 million; 31 December 2015: CHF 110 million) and provisions for onerous lease contracts of CHF 394 million as of 30 September 2016 (30 June 2016: CHF 415 million; 31 December 2015: CHF 514 million).    4 Includes reinstatement costs for leasehold improvements of CHF 84 million as of 30 September 2016 (30 June 2016: CHF 84 million; 31 December 2015: CHF 94 million) and provisions for onerous lease contracts of CHF 43 million as of 30 September 2016 (30 June 2016: CHF 47 million; 31 December 2015: CHF 62 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in paragraph 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG has pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, and has agreed to pay a USD 203 million fine and accept a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group third quarter 2016 report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Balance as of 31 December 2015	245	459	83	16	585	310	0	1,284	2,983
Balance as of 30 June 2016	247	416	79	7	589	301	0	1,042	2,682
Increase in provisions recognized in the income statement	2	14	0	4	2	3	0	412	437
Release of provisions recognized in the income statement	(4)	(4)	(3)	(1)	0	(1)	0	(4)	(18)
Provisions used in conformity with designated purpose	(12)	(36)	(4)	0	(2)	(41)	0	(13)	(109)
Foreign currency translation / unwind of discount	1	(3)	0	0	(4)	(1)	0	(9)	(16)
Balance as of 30 September 2016	234	386	72	9	584	261	0	1,429	2,976

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), CC – Services (item 7) and CC – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in this Note in items 1 and 6 are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, CC – Services and CC – Non-core and Legacy Portfolio.

Note 14   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in September 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG has filed and has had formally registered an application to the European Court of Human Rights to challenge various aspects of the French court’s decision. In September 2015, the former CEO of UBS Wealth Management was placed under formal examination in connection with these proceedings. In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge.

In 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed, and was subsequently reduced by the Court of Appeals to EUR 10 million.

In February 2016, the investigating judge notified UBS AG and UBS (France) S.A. that he has closed his investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor's recommendation ("réquisitoire"). As permitted, the parties have commented on the recommendation. The next procedural step will be for the judge to issue his final decree ("ordonnance de renvoi en correctionnelle") which would set out any charges for which UBS AG and UBS (France) S.A. will be tried, both legally and factually, and transfer the case to court.

UBS has been notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 September 2016 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in lawsuits related to approximately USD 2.5 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 2.5 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 1.2 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 1.3 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

UBS is a defendant in a lawsuit brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. The lawsuit was filed in the US District Court for the District of Kansas. The original principal balance at issue in the case is approximately USD 1.15 billion. Motions for summary judgment are expected to be fully submitted in December 2016. In the second quarter of 2016, UBS resolved a similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) relating to RMBS with an original principal balance of approximately USD 400 million, for a total of approximately USD 69.8 million, in addition to reasonable attorneys’ fees incurred by NCUA.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating approximately USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to approximately USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, had previously demanded repurchase. A bench trial in the SDNY adjourned in May 2016. Approximately 9,000 loans were at issue in the trial. In September 2016, the Court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The Court further ordered that a Lead Master be appointed to apply the Court's rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters.

Note 14   Provisions and contingent liabilities (continued)

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million	Total
Balance as of 31 December 2015	1,218
Balance as of 30 June 2016	988
Increase in provisions recognized in the income statement	421
Release of provisions recognized in the income statement	0
Provisions used in conformity with designated purpose	(4)
Balance as of 30 September 2016	1,405

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 30 September 2016 reflected a provision of USD 1,405 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In 2014, the Luxembourg Court of Appeal dismissed one test case appeal in its entirety, which decision was appealed by the investor. In 2015, the Luxembourg Supreme Court found in favor of UBS and dismissed the investor's appeal. In June 2016, the Luxembourg Court of Appeal dismissed the remaining test cases in their entirety. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately USD 1.9 billion, of which claims with aggregate claimed damages of approximately USD 740 million have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendants’ motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants’ appeal from that ruling.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. Defendants’ motion to dismiss is pending. In September 2016, the System announced its intention to join the action as a plaintiff.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In September 2016, the court denied plaintiffs’ motion for class certification.

In 2015, Puerto Rico’s Governor stated that the Commonwealth was unable to meet its obligations. Certain agencies and public corporations of the Commonwealth have defaulted on certain interest payments beginning in August 2015 and continuing in 2016, culminating in the default on almost all principal and interest payments due on the Commonwealth's general obligation debt in July 2016. The Governor has passed a series of executive orders that divert funds from issuers of Commonwealth debt to pay for essential services, as opposed to making debt payments, and stay any action to enforce creditors' rights. As a result, additional payment defaults are expected to occur going forward. In June 2016, the federal Puerto Rico Oversight, Management, and Economic Stability Act (PROMESA) created an Oversight Board with power to oversee Puerto Rico's finances and to restructure its debt. In September 2016, President Obama appointed the seven members of the Oversight Board and a stay was implemented with respect to any action aimed at enforcing creditors' rights on any Puerto Rico bonds. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 30 September 2016 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices. UBS has taken and will continue to take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG. As part of the Federal Reserve Order, UBS AG paid a USD 342 million civil monetary penalty.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG agreed to and did plead guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Under the plea agreement, UBS AG agreed to a sentence that includes a USD 203 million fine and a three-year term of probation. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. Sentencing is currently scheduled for 29 November 2016. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA, including fraudulent and deceptive currency trading and sales practices in conducting certain foreign exchange market transactions with clients and collusion with other participants in certain foreign exchange markets.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

UBS has been granted conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG, as evidenced by the settlements and ongoing investigations referred to above. UBS has also been granted conditional leniency by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to precious metals, and as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries, and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. Motions to dismiss are pending.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court granted UBS's motions to dismiss the putative class actions relating to gold and silver. UBS's motion to dismiss the putative class action relating to platinum and palladium remains pending.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below, required UBS to pay the USD 500 million fine to the DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. Under the NPA, we agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA. As a result, UBS entered into a plea agreement with the DOJ under which it entered a guilty plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and agreed to pay a fine of USD 203 million and accept a three-year term of probation. Sentencing is currently scheduled for 29 November 2016.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Note 14   Provisions and contingent liabilities (continued)

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to CHF LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending are actions asserting losses related to various products whose interest rates were linked to USD LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD ISDAFIX rates and other benchmark rates, and seek unspecified compensatory and other damages under varying legal theories. In 2013, the district court in the USD action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in May 2016, vacated the district court's ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. A motion to dismiss plaintiffs' revived antitrust claims is pending. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff's claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff's federal racketeering claims and affirmed its previous dismissal of plaintiff's antitrust claims. UBS and other defendants in other lawsuits including those related to EURIBOR, CHF LIBOR and GBP LIBOR have filed motions to dismiss. UBS has entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement is subject to court approval.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. In March 2016, the court in the ISDAFIX action denied in substantial part defendants’ motion to dismiss, holding that plaintiffs have stated Sherman Act, breach-of-contract, and unjust-enrichment claims against defendants, including UBS AG.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 September 2016 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2016 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In May 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS's role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS's role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In October 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings. If such action is taken, there may be financial ramifications for UBS, including fines and restitution orders. Such action could also result in suspension of UBS's ability to provide corporate finance advisory services in Hong Kong for a period of time.

Note 15   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.16			30.6.16			31.12.15
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,310	(412)	5,898	6,393	(448)	5,945	6,708	(315)	6,393
Performance guarantees and similar instruments	3,082	(763)	2,319	3,111	(763)	2,347	3,035	(699)	2,336
Documentary credits	6,197	(1,596)	4,601	6,376	(1,626)	4,750	6,276	(1,707)	4,569
Total guarantees	15,590	(2,771)	12,819	15,880	(2,837)	13,043	16,019	(2,721)	13,298
Loan commitments	48,247	(1,501)	46,746	49,582	(1,454)	48,128	56,072	(1,559)	54,513
Forward starting transactions¹
Reverse repurchase agreements	18,438			14,373			6,577
Securities borrowing agreements	27			88			6
Repurchase agreements	13,864			11,188			6,323
1 Cash to be paid in the future by either UBS or the counterparty.

Note 16   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business undertaken by UBS AG or the manner in which such business is conducted. Restructuring expenses are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Wealth Management	139	86	74	304	190
Wealth Management Americas	38	38	39	109	87
Personal & Corporate Banking	41	31	28	95	60
Asset Management	34	34	23	88	44
Investment Bank	181	163	118	461	253
Corporate Center	4	22	17	16	159
of which: Services	(2)	18	1	3	120
of which: Non-core and Legacy Portfolio	7	5	15	13	40
Total net restructuring expenses	436	373	298	1,072	793
of which: personnel expenses	249	187	117	562	295
of which: general and administrative expenses	187	187	178	510	484
of which: depreciation and impairment of property, equipment and software	1	0	0	1	12
of which: amortization and impairment of intangible assets	0	0	2	0	2

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Salaries and variable compensation	247	197	114	557	312
Contractors	13	16	15	41	29
Social security	3	1	1	6	3
Pension and other post-employment benefit plans	(18)	(30)	(18)	(52)	(59)
Other personnel expenses	4	2	4	10	9
Total net restructuring expenses: personnel expenses	249	187	117	562	295

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
Occupancy	27	41	55	97	75
Rent and maintenance of IT and other equipment	28	34	0	72	24
Administration	7	6	1	17	5
Travel and entertainment	3	4	4	9	10
Professional fees	39	36	46	109	119
Outsourcing of IT and other services	80	74	72	228	142
Other¹	3	(8)	(1)	(22)	110
Total net restructuring expenses: general and administrative expenses	187	187	178	510	484
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 16   Changes in organization and disposals (continued)

Disposal group held for sale

In the second quarter of 2016, UBS AG agreed to sell a life insurance subsidiary within Wealth Management, which resulted in the recognition of a loss of CHF 23 million. This sale is expected to close in the fourth quarter of 2016 subject to customary closing conditions. As of 30 September 2016, the assets and liabilities of this business are presented as a disposal group held for sale within Other assets and Other liabilities and amounted to CHF 5,444 million and CHF 5,425 million, respectively (30 June 2016: CHF 5,380 million and CHF 5,334 million, respectively).

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.6.16	30.9.15	30.9.16	30.9.15
1 USD	0.97	0.98	1.00	0.97	0.97	0.98	0.97	0.98	0.95
1 EUR	1.09	1.08	1.09	1.09	1.09	1.10	1.08	1.09	1.05
1 GBP	1.26	1.30	1.48	1.47	1.27	1.37	1.49	1.35	1.45
100 JPY	0.96	0.95	0.83	0.81	0.95	0.92	0.80	0.91	0.79

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

UBS AG (standalone) financial and regulatory information

Unaudited

Table of contents

59	UBS AG (standalone) selected financial information
59	Selected financial information
60	Joint and several liability

61	UBS AG (standalone) regulatory information
61	Swiss SRB capital requirements and capital information
62	Leverage ratio information
63	Liquidity coverage ratio

UBS AG (standalone) selected financial information

Selected financial information
	For the quarter ended				Year-to-date
CHF million	30.9.16	30.6.16	31.12.15	30.9.15	30.9.16	30.9.15¹

Income statement²
Net interest income (including credit loss expense / recovery)	566	(18)	529	657	1,058	2,400
Net fee and commission income	409	328	377	299	1,130	2,422
Net trading income	705	1,584	(42)	1,023	3,289	3,767
Other income from ordinary activities	1,619	1,820	1,645	1,617	4,904	4,164
Total operating income	3,300	3,714	2,509	3,596	10,381	12,753
Personnel expenses	1,816	1,629	1,275	1,447	4,999	5,163
General and administrative expense	1,293	1,342	1,664	1,333	3,928	3,951
Other operating expenses	430	413	97	(849)	1,396	1,037
Total operating expenses	3,539	3,383	3,036	1,931	10,323	10,151
Operating profit / (loss)	(240)	331	(527)	1,665	58	2,602
Extraordinary net income	5	1,196	90	9,432	1,265	10,039
Tax expense / (benefit)	37	37	(5)	14	123	225
Net profit / (loss)	(272)	1,491	(432)	11,082	1,201	12,416
of which: dividend income from subsidiaries and net impairments / reversal of impairments of investments in subsidiaries³	54	1,273	688	10,743	1,055	9,668

	As of
CHF million	30.9.16	30.6.16	31.12.15

Balance sheet²
Cash and balances with central banks	31,545	34,260	45,125
Due from banks	40,955	50,572	40,611
Receivables from securities financing transactions	75,933	98,755	90,479
Due from customers and mortgage loans	114,136	108,797	102,080
Trading portfolio assets	78,448	75,142	94,210
Positive replacement values	17,351	23,975	20,987
Financial investments	43,324	41,364	27,528
Investments in subsidiaries and other participations	45,968	46,187	43,791
Other assets	12,341	12,219	12,232
Total assets	460,002	491,269	477,045
Due to banks	36,168	36,164	36,669
Payables from securities financing transactions	45,897	64,883	55,457
Due to customers	148,554	148,463	144,842
Trading portfolio liabilities	21,525	21,253	21,179
Negative replacement values	19,968	26,798	24,669
Financial liabilities designated at fair value	50,623	55,601	58,104
Bonds issued and loans from central mortgage institutions	75,497	76,333	72,750
Other liabilities	12,275	12,006	11,647
Total liabilities	410,507	441,501	425,316
Total equity	49,495	49,768	51,728

1 Comparative amounts presented for year-to-date 30 September 2015 include the results of the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland, which were transferred from UBS AG to UBS Switzerland AG in the second quarter of 2015. Refer to "Establishment of UBS Switzerland AG" in the "Legal entity financial and regulatory information" section of our Annual Report 2015 for more information.    2 UBS AG standalone selected financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015 / 1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP. Refer to Note 2 to the UBS AG standalone financial statements in the Annual Report 2015 for more information.    3 Consists of dividend income from investments in subsidiaries and other participations, impairments of investments in subsidiaries and other participations and reversals of impairments of investments in subsidiaries and other participations, all on a pre-tax basis.

UBS AG (standalone) financial and regulatory information

Joint and several liability

In June 2015, the Personal & Corporate Banking and Wealth Management businesses booked in Switzerland were transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act. Under the Swiss Merger Act, UBS AG assumed joint liability for obligations existing on the asset transfer date, 14 June 2015, that were transferred to UBS Switzerland AG.

As of the asset transfer date, UBS AG assumed joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations. UBS AG has no liability for new obligations incurred by UBS Switzerland AG after the asset transfer date.

→   Refer to “Establishment of UBS Switzerland AG” in the “Legal entity financial and regulatory information” section of our Annual Report 2015 for more information

The joint liability amount declines as obligations mature, terminate or are novated following the asset transfer date. As of 30 September 2016, the joint liability amounted to approximately CHF 1 billion.

UBS AG (standalone) regulatory information

This section contains information related to capital adequacy, the leverage ratio and the liquidity coverage ratio, as required by the Swiss Financial Market Supervisory Authority (FINMA) Circular 2008 / 22 “Disclosure – banks.”

Swiss SRB capital requirements and capital information

UBS AG is considered a systemically relevant bank (SRB) under Swiss banking law. However, on a standalone basis, UBS AG is not subject to the revised too big to fail capital requirements.

Under Swiss SRB regulations, article 125 “Reliefs for financial groups and individual institutions” of the Swiss Capital Ordinance (CAO) stipulates that the FINMA may grant, under certain conditions, capital relief to individual institutions, to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of a decree issued on 20 December 2013, which became effective on 1 January 2014 and is still effective.

→   Refer to "Swiss SRB capital requirements and capital information" in the "UBS AG (standalone) regulatory information" section of the "UBS AG first quarter 2016 report" for more information on the UBS AG (standalone) capital requirements

The tables in this section provide UBS AG standalone capital information under Swiss SRB regulations, as per the abovementioned FINMA decree. In addition to the 14.0% total capital requirement set by the decree, UBS AG is required to comply with countercyclical buffer requirements on a standalone basis. The effect of the countercyclical buffer capital requirement was immaterial as of 30 September 2016, 30 June 2016 and 31 December 2015.

Capital ratio requirements and information (phase-in)
	Capital ratio (%)				Capital
	Requirement	Actual			Requirement	Eligible
CHF million, except where indicated	30.9.16	30.9.16	30.6.16	31.12.15	30.9.16	30.9.16	30.6.16	31.12.15
Common equity tier 1 capital	10.0	14.2	14.2	14.4	24,521	34,708	34,128	32,656
Total capital	14.0	14.2	14.2	14.4	34,342	34,844	34,128	32,656

Capital information (phase-in)
CHF million, except where indicated	30.9.16	30.6.16	31.12.15

Capital
Common equity tier 1 capital	50,009	50,773	51,274
Deductions from common equity tier 1 capital	(15,301)	(16,645)	(18,618)
Total common equity tier 1 capital	34,708	34,128	32,656
High-trigger loss-absorbing additional tier 1 capital	3,739	2,688	1,252
Deductions from high-trigger loss-absorbing additional tier 1 capital	(3,602)	(2,688)	(1,252)
Total loss-absorbing additional tier 1 capital	137	0	0
Total tier 1 capital	34,844	34,128	32,656
Low-trigger loss-absorbing tier 2 capital	10,332	10,441	10,325
Phase-out hybrid tier 2 capital	654	649	1,954
Phase-out tier 2 capital	714	741	996
Deductions from tier 2 capital	(11,699)	(11,831)	(13,276)
Total tier 2 capital	0	0	0
Total capital	34,844	34,128	32,656

Risk-weighted assets
Risk-weighted assets	245,214	240,762	227,170

Capital ratios (%)
Common equity tier 1 capital ratio	14.2	14.2	14.4
Tier 1 capital ratio	14.2	14.2	14.4
Total capital ratio	14.2	14.2	14.4

UBS AG (standalone) financial and regulatory information

Leverage ratio information

Swiss SRB leverage ratio

The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement).

As of 30 September 2016, the effective total leverage ratio requirement for UBS AG (standalone) was 3.4%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 14.0% by 24%.

Leverage ratio requirements and information (phase-in)
	Leverage ratio (%)				Leverage ratio capital
	Requirement¹	Actual			Requirement	Eligible
CHF million, except where indicated	30.9.16	30.9.16	30.6.16	31.12.15	30.9.16	30.9.16	30.6.16	31.12.15
Common equity tier 1 capital	2.4	5.9	5.5	5.2	14,114	34,708	34,128	32,656
Total capital	3.4	5.9	5.5	5.2	19,760	34,844	34,128	32,656
1 Requirements for common equity tier 1 capital (24% of 10%) and total capital (24% of 14%).

Leverage ratio (phase-in)
CHF billion	30.9.16	30.6.16	31.12.15
Swiss GAAP total assets	460.0	491.3	477.0
Difference between Swiss GAAP and IFRS total assets	150.9	191.2	170.0
Less derivative exposures and SFTs¹	(259.5)	(332.7)	(295.5)
On-balance sheet exposures (excluding derivative exposures and SFTs)	351.3	349.7	351.5
Derivative exposures	100.2	114.6	124.1
Securities financing transactions	111.7	136.9	130.8
Off-balance sheet items	38.1	39.5	42.6
Items deducted from Swiss SRB tier 1 capital	(13.3)	(14.9)	(14.9)
Total exposures (leverage ratio denominator)	588.1	625.8	634.0

CHF million, except where indicated	30.9.16	30.6.16	31.12.15
Common equity tier 1 capital	34,708	34,128	32,656
Additional tier 1 capital	137	0	0
Tier 2 capital	0	0	0
Total capital	34,844	34,128	32,656
Leverage ratio (%)	5.9	5.5	5.2

1 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BIS Basel III leverage ratio

On 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland, and UBS AG (standalone) is required to disclose BIS Basel III leverage ratio information on a quarterly basis. The table below provides BIS Basel III leverage ratio information according to the current disclosure requirements.

BIS Basel III leverage ratio (phase-in)
CHF million, except where indicated	30.9.16	30.6.16	31.3.16	31.12.15
Total tier 1 capital	34,844	34,128	33,678	32,656
Total exposures (leverage ratio denominator)	588,098	625,789	636,514	633,985
BIS Basel III leverage ratio (%)	5.9	5.5	5.3	5.2

Liquidity coverage ratio

BIS Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, UBS AG (standalone) must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis. As of 30 September 2016, UBS AG (standalone) was above the 105% standalone LCR minimum communicated by FINMA.

Liquidity coverage ratio
	Weighted value¹
CHF billion, except where indicated	Average 3Q16	Average 2Q16	Average 4Q15
High-quality liquid assets	94	103	108
Total net cash outflows	81	79	93
of which: cash outflows²	187	177	219
of which: cash inflows²	106	98	125
Liquidity coverage ratio (%)	116	131	116

1 Calculated after the application of haircuts and inflow and outflow rates.    2 In the third quarter of 2016, the presentation of securities financing transactions across our business areas was aligned. This change did not affect net cash outflows or the liquidity coverage ratio.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for the financial performance of UBS AG (which, for the purpose of this cautionary statement, refers to UBS AG and its subsidiaries) and statements relating to the anticipated effect of transactions and strategic initiatives on UBS AG’s business and future development. While these forward-looking statements represent UBS AG’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS AG’s expectations. These factors include, but are not limited to: (i) the degree to which UBS AG and the UBS Group are successful in executing the announced strategic plans, including cost reduction and efficiency initiatives and the targets for risk-weighted assets (RWA) and leverage ratio denominator (LRD), and the degree to which UBS AG and the UBS Group are successful in implementing changes to the wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS AG operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS AG’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS AG’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS AG’s business activities; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve, or confirm, limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS AG and the UBS Group are successful in implementing further changes to the Group's legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, implementing a service company model, completing the transfer of the Asset Management business to a holding company, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements relating to capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks and the extent to which such changes have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS's legal structure and operations as a result of it; (viii) changes in UBS AG’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS AG’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to UBS AG’s businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS AG may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational component of UBS AG's RWA; (xi) the effects on UBS AG’s cross-border banking business of tax or regulatory developments and of possible changes in UBS AG’s policies and practices relating to this business; (xii) UBS AG’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) limitations on the effectiveness of UBS AG’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xv) whether UBS AG will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyber-attacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS AG's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS Group’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on UBS's reputation and the additional consequences that this may have on UBS AG's business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS Group AG and UBS AG and filings made by UBS Group AG and UBS AG with the SEC, including UBS Group AG's and UBS AG’s Annual Report on Form 20-F for the year ended 31 December 2015. UBS AG is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  November 2, 2016